November 21, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Justin Dobbie

Legal Branch Chief

Re:	Alliance MMA, Inc.

Registration Statement on Form S-3

Filed November 2, 2017

File No. 333-221295

Dear Mr. Dobbie:

We are responding below, on behalf of Alliance MMA, Inc. (the “Company”), to the staff’s comments on the above-referenced Registration Statement. In addition, the Company is submitting for filing, via the Commission’s EDGAR system, Amendment No. 1 to the Registration Statement, which contains the revisions noted below as well as other clarifying or supplemental changes.

The headings and paragraph numbers below correspond to the headings and paragraph numbers used in the comment letter and, for ease of reference, the staff’s comments appear in bold italicized text.

General

1.            Please revise the base prospectus to provide a full description of the warrants, rights and units. Refer to Item 9 of Form S-3 and Item 202 of Regulation S-K.

The Company has revised the base prospectus to provide a full description of the warrants, rights and units as required by Item 9 of Form S-3 and Item 202 of Regulation S-K.

Securities and Exchange Commission

November 21, 2017

Prospectus Cover Page

2.            Please provide your analysis as to how you satisfy the transaction requirements for use of Form S-3 for this primary offering of common stock, preferred stock, warrants, rights and units. To the extent that you are relying on Instruction I.B.6 to Form S-3, please include the information called for by Instruction 7 to Instruction I.B.6 on the prospectus cover page.

The aggregate market value of the Company’s common stock held by non-affiliates is less than $75 million; as a result, the Company is relying on Instruction I.B.6 to Form S-3 to satisfy the transaction requirements for the use of Form S-3 for the primary offering of the securities covered by the registration statement. The Company satisfies the transaction requirements described in Instruction I.B.6 in that (i) the Company meets the general eligibility conditions for the use of Form S-3, (ii) the Company has not previously sold any securities pursuant to Instruction I.B.6, (iii) the Company is not and has never been a shell company, and (iv) the Company’s common stock is listed and registered on a national securities exchange, the Nasdaq Capital Market. The Company has included on the cover page of the prospectus the information called for by Instruction 7 to Instruction I.B.6.

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The Company appreciate the staff’s attention to the review of the Registration Statement. Please feel free to contact me at (212) 599-0700 with any questions or comments.

Sincerely,

MAZZEO SONG P.C.

By:	/s/ Robert L. Mazzeo
Robert L. Mazzeo

cc:	Paul K. Danner, III

Chief Executive Officer